Exhibit 99.1

NEPTUNE TECHNOLOGIES & BIORESSOURCES INC.
NOTICE OF CHANGE OF FISCAL YEAR CLOSING DATE

A)

We hereby inform you that Neptune Technologies & Bioressources Inc. is changing its fiscal year closing date.

B)

The reasons for this change are to:

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Bring our fiscal year closing date closer to that of the companies working in every industry sector

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Avoid, however, the peak period that a year-end too close to December 31 would represent

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Make this new fiscal year-end coincide with the end of an existing quarterly period, i.e., February 28

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Facilitate the planning and execution of mandates associated with year-end

C)

Closing date of the old fiscal year: May 31.

D)

Closing date of the new fiscal year: February 28.

E)

Term and closing date of accounting periods (including corresponding periods in the previous fiscal year) and of annual and interim financial statements for the transition year:

	Financial statements for the transition year		Corresponding period in previous fiscal year
Period	Term	Closing date of accounting period	Term	Closing date of accounting period
Annual	9 months	February 28, 2009	12 months	May 31, 2008

Term and closing date of accounting periods (including corresponding periods in the previous fiscal year) and of annual and interim financial statements for the new fiscal year:

	Financial statements for the new fiscal year		Corresponding period in previous fiscal year
Period	Term	Closing date of accounting period	Term	Closing date of accounting period
Interim	3 months	May 31, 2009	3 months	May 31, 2008
Interim	6 months	August 31, 2009	6 months	August 31, 2008
Interim	9 months	November 30, 2009	9 months	November 30, 2008
Annual	12 months	February 28, 2010	9 months	February 28, 2009
			12 months	May 31, 2008

F)

Deadline for submission of annual and interim financial statements:

February 28, 2009	Annual	At the latest by May 29, 2009
May 31, 2009	Interim	At the latest by July 15, 2009
August 31, 2009	Interim	At the latest by October 15, 2009
November 30, 2009	Interim	At the latest by January 14, 2010

Laval, February 26, 2009

(s) André Godin
Vice-President, Administration & Finance
Neptune Technologies & Bioressources Inc.